UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XTL Biopharmaceuticals Ltd.

(Name of Issuer)

American Depository Receipts, each representing ten Ordinary Shares, par value NIS 0.02

(Title of Class of Securities)

98386D109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386D109

1	Names of Reporting Persons WAYNE P. ROTHBAUM

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The issuer of the securities to which this statement relates is XTL BIOPHARMACEUTICALS LTD.
Item 1(b).	Address of Issuer’s Principal Executive Offices: The issuer’s principal executive offices are located at 750 Lexington Avenue, 20th Floor, New York, New York 10022.

Item 2(a).	Name of Person Filing: Wayne P. Rothbaum.
Item 2(b).	Address of Principal Business Office: Wayne P. Rothbaum c/o Quogue Capital LLC 1285 Avenue of the Americas, 35th Floor New York, New York 10019.
Item 2(c).	Citizenship: See Item 4 of cover pages.
Item 2(d).	Title of Class of Securities: American Depository Receipts, each representing ten Ordinary Shares, par value NIS 0.02 (“Ordinary Shares”).
Item 2(e).	CUSIP Number: The CUSIP number is 98386D109.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.	Ownership.
(a) Amount beneficially owned as of December 31, 2008: Mr. Rothbaum may be deemed to beneficially own 0 Ordinary Shares as of December 31, 2008.
(b) Percent of class as of December 31, 2008: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of cover pages.
(ii) Shared power to vote or to direct the vote: See Item 6 of cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2009
Dated
/s/ Wayne P. Rothbaum
Signature
Wayne P. Rothbaum
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001.).